

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 14, 2022

Douglas Tobler
Chief Financial Officer
Vista Gold Corp.
7961 Shaffer Parkway, Suite 5
Littleton, Colorado 80127

> **Re: Vista Gold Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 24, 2022**
> **File No. 001-09025**

Dear Douglas Tobler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021 Filed February 24, 2022

Item 2. Properties, page 28

1.   Please disclose mineral resources exclusive of mineral reserves as required by Item 1304(d)(2) of Regulation S-K, and state the point of reference used when estimating mineral resources.

Exhibits
96.1, page 82

2.   Please revise your technical report to disclose mineral resources exclusive of mineral reserves as required by Item 601(b)(96)(iii)(11)(ii) of Regulation S-K, and state the point of reference used when estimating mineral resources.

3. Please revise your technical report to include the qualified person opinions as required under Items 601(b)(96)(iii)(10)(v) and 17(vi) of Regulation S-K.

4. We note the disclosure on page 298 of your technical report stating that the level of accuracy of the project cost estimate is considered +- 25%. Items 1302(e)(9) and (e)(12) of Regulation S-K specify minimum accuracy levels with respect to the type of feasibility study performed. Please tell us the level of study contemplated by your technical report and, if necessary, revise your disclosures to clarify.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions regarding comments.s.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Doug Tobler